CHAPMAN AND CUTLER LLP                                   111 WEST MONROE STREET
                                                        CHICAGO, ILLINOIS 60603


                                 March 25, 2014


VIA EDGAR CORRESPONDENCE FILING
-------------------------------

Karen Rossotto, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Christina DiAngelo Fettig
Staff Accountant
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:     First Trust New Opportunities MLP & Energy Fund (the "Fund")
                            File Nos. 333-191808; 811-22902
              ------------------------------------------------------------


Dear Ms. Rossotto and Ms. Fettig:

      On behalf of the Fund, in response to comments provided by the staff of the Division of Investment Management (the "Staff") of the Securities and Exchange Commission (the "Commission") to the Fund via telephone on March 24, 2014 regarding the Fund's above-referenced Registration Statement on Form N-2, we hereby confirm that, since the date of the seed financial statements of the Fund, dated February 7, 2014, there have been no changes to the deferred offering costs and the accrued offering costs of the Fund.


                                * * * * * * * *


      The Fund hereby acknowledges that: (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                * * * * * * * *



      If you have any questions or if you require additional information, please feel free to contact the undersigned at (312) 845-3273.

                                               Very truly yours,

                                               CHAPMAN AND CUTLER LLP


                                               By      /s/ Walter Draney
                                                   -------------------------
                                                         Walter Draney


cc:   Mi Yong Lang
      James M. Dykas